AGREEMENT FOR PURCHASE AND SALE OF ASSETS

         THIS AGREEMENT, made at Aurora, Minnesota, as of the 22nd day of January, 2001 by and between NRI Electronics & Cables, Inc., a Minnesota corporation ("Buyer") and Waters Instruments, Inc., a Minnesota corporation ("Seller").

                                    RECITALS

         A. Seller, through its unincorporated Waters Technical Systems division, is engaged in the assembly and sale of cable and cable harnesses used or useful in connection with electronic products and other related products (the "Business").

         B. Buyer and Seller mutually desire that Seller shall sell to Buyer certain assets used in the Business as described in this Agreement, and the Buyer shall assume certain liabilities of the Business, all upon the terms and subject to the conditions set forth in this Agreement.

         NOW, THEREFORE, in consideration of the mutual promises and conditions herein contained, the parties hereby agree as follows:

1. Purchase and Sale. Upon the terms and subject to all of the conditions herein and the performance by each of the parties hereto of their respective obligations hereunder, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell and deliver to the Buyer on the Possession Date (as hereafter defined) the Purchased Assets. As used in this Agreement, the term "Purchased Assets" means all of the following:

         (a) Accounts Receivable. All of the Seller's accounts receivable and related client records which were generated exclusively by the Business or operations of the Business as of the Closing (the "Accounts Receivable");

         (b) Inventory. All raw material, work in process and finished goods inventory which as of the Closing are (i) owned by the Seller, (ii) located at Seller's facilities in Rochester, Minnesota to the extent such facilities are used in the Business (the "Facilities") and used or useful solely in connection with the Business (this subsection (ii) is not applicable to Ordered Inventory), and (iii) acquired exclusively for use in the Business or operations of the Business (the "Inventory"), and any tangible property that could qualify as Inventory upon receipt which has been ordered from vendors and which property has not been delivered or which order remains unfulfilled as of the Closing ("Ordered Inventory");

         (c) Fixed Assets. Those items of equipment, machines, tooling, molds and other similar tangible assets which as of the Closing are all of the following: (i) owned by the Seller,
                  (ii) located at the Facilities, (iii) acquired or created exclusively for use in the Business or operations of the Business, and (iv) listed on Exhibit F (the "Fixed Assets");

         (d) Leased Assets. Seller's rights under the lease agreements with respect to the assets listed on Schedule I to Exhibit A (the "Leased Assets"); and

         (e) Other Outstanding Orders. All tangible and intangible property, excluding Ordered Inventory, and services of any kind which have been ordered from vendors and which property or services have not been delivered or received or which order remains unfulfilled as of the Closing ("Other Orders").

"Purchased Assets" shall not include each, every and all of Seller's assets not expressly included in the definition of Purchased Assets. Without in any way limiting the generality of the immediately previous sentence, the term "Purchased Assets" shall not include (a) any of the Seller's assets not exclusively used in the Business or operations of the Business, (b) any of the Seller's assets located in any place other than the Facilities (this subsection
(b) is not applicable to Ordered Inventory), and (c) any cash, cash equivalents, bank deposits and the like.

2. Purchase Price and Allocation. Subject to the terms and conditions of this Agreement, and in full consideration for the conveyance, transfer, and delivery of the Purchased Assets as provided herein:

         (a) The total consideration paid to Seller for all of the Purchased Assets will be One Million Two Hundred Seventy-Three Thousand Two Hundred Two Dollars and Sixty-Two Cents ($1,273,202.62) (the "Purchase Price"). The Purchase Price will be apportioned to the Purchased Assets as follows:

                  Fixed Assets at book value                      $187,918.04
                  Accounts Receivable at book value,              $484,884.17
                      not including reserves
                  Inventory (at Seller's cost)                    $600,400.41
                  Ordered Inventory (if prepaid)                  $     00

                  Seller's "cost of Inventory" shall mean, subject to the next sentence, the lower of Seller's landed acquisition cost or market value of each item of Inventory. Consistent with past practices, Seller's "cost of Inventory" shall mean the market value of an item of Inventory where the market value of such item is rapidly exceeding and where, in the opinion of Seller, reporting such item of Inventory at Seller's landed acquisition cost would contribute to a misstatement of Seller's financial position. Also, Seller's "cost of Inventory" shall not include any accounting "reserve" created by Seller respecting any issue relating to Inventory.

         (b) On the Closing date, Buyer will deliver a cashier's check in the amount of One Million Two Hundred Seventy-Three Thousand Two Hundred Two Dollars and Sixty-Two Cents ($1,273,202.62) to Seller, in full payment of the Purchase Price for the Purchased Assets.

3. Prorations. The following items shall be prorated, as of 12:01 a.m., January 22, 2001 ("date of Closing"):

         (a) Employee Compensation. Seller agrees to pay any and all compensation and amounts due to but not including the date of Closing, to Seller's employees, and shall thereafter remit all sums due to governmental entities or any other parties and arising out of such employment to, but not including, the date of Closing, including, without limitation, salaries, social security taxes, bonuses, group medical and life insurance. Seller will terminate the employment of all persons exclusively employed in the operation of the Business (the "Business Employees") effective as of the date of Closing. The Buyer may choose to hire some or all of the Business Employees. Buyer shall not have any responsibility or obligation to the Business Employees with respect to any pension plan that may have been provided by Seller; nor does Buyer have any obligation to provide a pension plan for the benefit of the Business Employees.

         (b)      [intentionally omitted]

         (c) Physical Inventory. The parties hereto shall cooperate in the taking physical inventory of the Inventory as of the date of Closing. After taking such physical Inventory and excluding therefrom all Inventory that is "damaged" or Inventory that is "outdated" or "unmerchantable", the parties hereto shall jointly determine the value of the Inventory as of the date of Closing based upon Seller's actual cost. The value of the Inventory as so determined shall constitute the "Adjusted Inventory Value." For the purpose of this Agreement, Inventory shall be considered "damaged" only if the Inventory is actually physically damaged and Inventory shall be considered "outdated" or "unmerchantable" only if the Inventory is older than twelve (12) months old. Inventory that is determined to be damaged, outdated or unmerchantable shall be and remain the property of Seller.

         (d) Accounts Receivable. Except as described below, the Accounts Receivable to be valued as of Closing shall include only receivables less than 90 days old arising from bona fide sales of products and services to customers. The Accounts Receivable to be valued at Closing shall include all receivables from Ocean Electronics and McNally, regardless of whether such receivables are more than 90 days old. Accounts Receivable that are not to be valued as of the Closing shall be and remain the property of Seller.

         (e) Other Expenses. Other expenses and liabilities of the Seller, including but not limited to those allocable to the Purchased Assets, are the responsibility of the Seller to the Possession Date.

4. Seller Warranties. Buyer shall honor all of Seller's warranties to customers made prior to the Closing Date; provided that Buyer may charge Seller an amount equal to no more than the Buyer's actual cost of honoring such warranties to the extent Buyer's actual costs of doing so are equal to or less than $100,000 on a cumulative basis. Buyer shall charge Seller an amount equal to no more than the lowest amount Buyer charges its customers for the same or similar products for honoring warranties for which Buyer's actual cost exceeds $100,000 on a cumulative basis.

5. Purchase Price Adjustment. The Purchase Price shall be increased or decreased in accordance with the dollar for dollar variance of the actual values for Inventory, Accounts Receivable, and Accounts Payable from the amount estimated on date of Closing (the "Purchase Price Adjustment"). As soon as practicable, but not later than fifteen (15) days after the date of Closing, Buyer shall deliver to Seller calculation of the Purchase Price Adjustment, as finally determined and computed in accordance with the provisions of this Agreement, which statement shall include reasonable detail of the basis and method of the calculation. Buyer shall make its records and working papers relating to the determination and computation of the Purchase Price Adjustment available for review by Seller. Seller shall review Buyer's statement and shall furnish to Buyer not later than ten (10) days after Seller's receipt of said statement, a letter stating that Seller has reviewed the Purchase Price Adjustment together with the determinations and computations set forth therein and all supporting documents provided pursuant to Seller's request and that, in Seller's opinion, the statement complies with the provisions of this Agreement. If Seller is unable to furnish said letter due to differences of opinion as to the determination and computation of the Purchase Price Adjustment, which differences cannot be resolved within fifteen (15) days after expiration of the fifteen (15) day period referenced above, then all unresolved items shall be immediately referred to a firm of independent public accountants of recognized standing mutually acceptable to Seller and Buyer which firm shall promptly, but not later than thirty (30) days after receipt of a list of said differences and copies of all documents required to review same, make determinations and computations of the Purchase Price Adjustment, which determinations and computations shall be binding on Buyer and Seller. The fees of such firm of independent public accountants shall be borne equally by Buyer and Seller.

Upon receipt of Seller's written notice of acceptance of the statement described in this Section of the determination of the Purchase Price Adjustment. Buyer shall pay Seller an amount reflecting the Purchase Price Adjustment.

6. Assignment and Assumption of Contracts; Assumption of Liabilities. Seller agrees to assign to Buyer Seller's interest in those contracts attached as
Schedule 1 to Exhibit A and leases with respect to the Leased Assets, and Buyer agrees to assume Seller's obligations under such contracts and leases (the "Assumed Contracts"); provided that Seller does not warrant to Buyer that any of the Assumed Contracts are transferable to Buyer.

7. Closing and Certain Related Matters. The Closing shall take place at 10:00 a.m. on January 22, 2001 (the "Closing") or such other date and time as the parties hereto shall mutually agree. Closing shall take place at the offices of Fredrikson & Byron, P.A., 900 Second Avenue South, Suite 1100, Minneapolis, MN 55402, or at such other time and place as are mutually agreeable to the parties.

8. Effective Date of Turnover. Physical possession of the Purchased Assets and operation of the business shall be given to Buyer effective as of the Closing ("Possession Date"). At that date and time, the Purchaser assumes all responsibility of operating the business, is entitled to all income and is responsible for all liabilities incurred on and after that date.

9.       Instruments of Conveyance and Transfer.

         (a) At Closing, Seller shall be execute and deliver to Buyer the following:

                  (1) A Bill of Sale in the substantially the form attached hereto as Exhibit B;

                  (2) Duly executed Lease Agreement in substantially the form attached hereto as Exhibit C;

                  (3) A Transition Agreement substantially in the form and substance attached hereto as Exhibit D; and

                  (4) Any other instruments as shall be agreed upon by Buyer and Seller acting in good faith as reasonably necessary to effectuate the sale and purchase of the Purchased Assets in accordance with the terms of this Agreement.

         (b) At Closing, Buyer shall take the following actions and execute and deliver to Seller the following:

                  (1) Payment of the Purchase Price, in the amount, form and manner herein prescribed;

                  (2) A duly executed Lease Agreement in substantially the form attached hereto as Exhibit C;

                  (3) A Transition Agreement substantially in the form and substance attached hereto as Exhibit D; and

                  (4) Any other instruments as shall be agreed upon by Buyer and Seller acting in good faith as reasonably necessary to effectuate the sale and purchase of the Purchased Assets in accordance with the terms of this Agreement.

10. Sales and Transfer Taxes and Fees. All applicable sales, income, transfer, documentary, use, filing and other taxes and fees that may be due or payable as a result of the conveyance, assignment, transfer or delivery of the Purchased Assets shall be borne by the Seller.

11. Further Assurances to Buyer. From time to time after the Closing, at the request of the Buyer, Seller will execute and deliver to Buyer such other instruments of conveyance and transfer and take such other action as Buyer may reasonably require to more effectively convey, transfer to, and vest in Buyer, and to put Buyer in lawful possession of any of the properties or assets to be conveyed, transferred, and delivered to Buyer hereunder.

12. Representations and Warranties by Seller. As a material inducement to Buyer to execute and perform its obligations under this Agreement, except as disclosed to Buyer, the Seller hereby represents and warrants to Buyer as follows:

         (a) Organization of Seller. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Minnesota and has all requisite corporate power and authority to carry on its business as it is presently being conducted, to enter into this Agreement, and to carry out and perform the terms and provisions of this Agreement.

         (b) Financial Information. Seller has delivered to Buyer copies of the compiled financial statements pertaining to the business for years ended June 30, 1999, and June 30, 2000, and for the five (5) months ended November 30, 2000, with respect to the Business. Such financial statements present fairly, based on generally accepted accounting principles consistently applied
                  (GAAP), the financial position of the Business as of the dates indicated and the results of operations for the period covered. Since November 30, 2000, there has been no material adverse financial changes in the assets, properties, results of operations, business prospects or condition of the Business from those reflected in such financial statements as of November 30, 2000.

         (c) Payment of Taxes. Seller has filed all federal, state, local and other tax returns covering the operations of the Business required to be filed and has paid all taxes required to be paid for such operations and there are no requests or waivers by Seller for the extension of time for the assessment of any tax. There are no claims pending or, to the knowledge of Seller, threatened against Seller for past due taxes covering the operations or properties of the Business or that would in any way materially adversely effect the Purchased Assets.

         (d) Contracts and Commitments. Except for the Assumed Contracts, with respect to the Business, to Seller's knowledge, with respect to any contract or commitment for which Buyer will be liable, the Seller is not a party to or bound by any written:

                  (1) agreement, contract, arrangement, understanding or commitment with any labor union;

                  (2) except for Seller's 401(k) plan, in which the Business Employees participate, bonus, pension, profit sharing, retirement, incentive compensation, deferred compensation, savings, stock purchase, stock option, health, hospitalization, medical, disability, death benefit, insurance or other plan providing benefits to or for directors, officers, employees, agents or customers;

                  (3) employment, agency, consulting or similar agreement, contract, arrangement, understanding or commitment that cannot be canceled by it without cost or penalty upon notice of 30 days or less;

                  (4) lease, whether as lessor or lessee, with respect to any real or personal property, involving a rental obligation of more than $500 a year, that cannot be canceled by it without cost or penalty upon notice of 30 days or less ;

                  (5) agreement, contract, arrangement, understanding or commitment not made in the ordinary course of business and involving an aggregate obligation of more than $250; or

                  (6) other material agreement, contract, arrangement, understanding or commitment extending beyond 30 days from the date hereof that cannot be canceled by it without cost or penalty upon notice of 30 days or less.

                  The Seller has furnished to Buyer complete and correct copies of all Assumed Contracts.

         (e) Employee Benefit Plans. With respect to all employee benefit plans and programs effecting the Business, including any pension and retirement plans and including any multiemployer plan as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974 ("ERISA") or other employee benefit plan as defined in Section 3(3) of ERISA, Seller has fulfilled all of its material obligations thereunder through the date of this Agreement, and all such plans and programs are in compliance with all applicable laws, rules and regulations, including ERISA and rules and regulations thereunder. With respect to the Business, Seller has not participated in or contributed to any plan which is a multiemployer plan subject to the withdrawal liability provisions of Subtitle E of Title IV or ERISA.

         (f) Labor Matters. There are no National Labor Relations Board petitions, Wage and Hour (Fair Labor Standards Act) proceedings, state workers' compensation proceedings, EEOC or similar state or local proceedings involving employee claims against Seller currently filed or expected to be filed pertaining to Seller's business. Seller is not aware of any facts which may form a basis for any such claim.

         (g) Litigation. There are no actions, suits or proceedings pending or to Seller's knowledge is threatened against Seller or affecting the Business, at law or in equity, or before any Federal, state, municipal or other governmental agency or instrumentality, domestic or foreign, that would have a material adverse effect on the Business, nor is Seller aware of any facts which to its knowledge might result in any such action, suit, or proceeding. The Seller is not in default with respect to any order or decree of any court or of any such governmental agency or instrumentality.

         (h) Compliance with Law and Other Instrument. To Seller's knowledge, the Seller is not in violation of any term or provision of any charter, bylaw, mortgage, indenture, contract, agreement, instrument, judgment, decree, order statute, rule or regulation, that would have a material adverse effect on the Business and the execution and delivery of and performance and compliance with this Agreement will not result in the violation of or be in conflict with or constitute a material default under any such term or provision or result in the creation of any mortgage, lien, encumbrance, or charge upon any of the properties or assets of Seller pursuant to any such term or provision unless otherwise consented to by the parties thereto; provided that, notwithstanding anything to the contrary in this Agreement; Seller makes no representations or warranties with respect to the transferability of any of the Assumed Contracts.

         (i) No Default. To Seller's knowledge, Seller is not in material default in any respect under any of the Assumed Contracts.

         (j) Absence of Certain Changes or Events. Since November 30, 2000 there has not been any material adverse change not disclosed to Buyer in, or event or condition adversely affecting, the condition (financial or otherwise) of the Business.

         (k)      [intentionally omitted]

         (l) Title to Properties and Assets and Validity of Leases. Seller has good, absolute, and marketable title to all the Purchased Assets. All properties held by Seller relating to the Business under leases or contracts are held by it under valid, subsisting and enforceable leases or contracts. The Purchased Assets constitute all of the properties and assets utilized exclusively in the conduct of the Business during the last 12 months other than assets disposed of in the ordinary course of business and assets covered by any leases.

         (m)      [intentionally omitted]

         (n) Customer Accounts. Seller represent that the customer list to be attached hereto as Exhibit E at Closing accurately represents customers of Seller's business as of the date of Closing.

         (o) Warranties. Each warranty, representation, and covenant of Seller set forth in this Agreement shall be deemed to be made on and as of the date of this Agreement and again on and as of Closing (except as otherwise specifically provided).

13. Representations and Warranties by Buyer. As a material inducement to Seller to execute and perform its obligations under this Agreement, the Buyer hereby represents and warrants to Seller as follows:

         (a) Organizations of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Minnesota and has all requisite corporate power and authority to carry on its business as it is presently being conducted, to enter into this Agreement, and to carry out and perform the terms and provisions of this Agreement.

         (b) Litigation. There are no actions, suits or proceedings pending or to Buyer's knowledge, threatened against Buyer or affecting any of its properties or rights, at law or in equity, or before any Federal, state, municipal or other governmental agency or instrumentality, domestic or foreign, nor is Buyer aware of any facts which to its knowledge might result in any such action, suit, or proceeding. The Buyer is not in default with respect to any order or decree of any court or of any such governmental agency or instrumentality.

         (c) No Default. The Buyer is not in violation of any term or provision of any charter, bylaw, mortgage, indenture, contract, agreement, instrument, judgment, decree, order statute, rule or regulation, and the execution and delivery of and performance and compliance with this Agreement will not result in the violation of or be in conflict with or constitute a material default under any such term or provision or result in the creation of any mortgage, lien, encumbrance, or charge upon any of the properties or assets of Buyer pursuant to any such term or provision unless otherwise consented to by the parties thereto.

         (d) Warranties. Each warranty, representation, and covenant of Buyer set forth in this Agreement shall be deemed to be made on and as of the date of this Agreement and again on and as of Closing (except as otherwise specifically provided).

14. Covenants of Seller. As a material inducement to Buyer to enter into this Agreement, Seller hereby covenants with Buyer as follows:

         (a) Prior to the Closing, Seller shall carry on the business substantially in the same manner as heretofore conducted and shall use its reasonable efforts to keep its business relationships intact, including retention of customers and others having business relations with it. Seller shall make no material change in the operation of the business, nor sell, transfer, or convey any items that pertain to the Purchased Assets;

         (b) From the date hereof until Closing, Seller will not (without the prior written consent of Buyer) enter into any material agreement, contract or commitment other than in the ordinary course of business for the Business nor sell or otherwise dispose of any of the Purchased Assets other than in the ordinary course of business.

         (c) Seller will pay and discharge or cause to be paid and discharged all liabilities and commitments of the Seller relating to the Business not expressly assumed by Buyer.

         (d) As of Possession Date, Seller will terminate, in a manner acceptable to Buyer, all the Business Employees.

         (e) Prior to Closing, Buyer, its accountants, and other representatives shall have reasonable access to all properties, books, records, contracts and documents of or relating to the Purchased Assets. Seller shall furnish or cause to be furnished to Buyer and its representatives reasonably requested data and information concerning the Purchased Assets, at the sole cost and expense of Buyer.

         (f) Prior to Closing, Seller shall deliver to Buyer financial and business information requested by Buyer including, but not limited to the following:

                  (i) Seller's Accounts Receivable Detail Aging as of December 31, 2000.

                  (ii)     Seller's Inventory Aging Recap as of December 31,
                           2000.

                  (iii) Seller's fixed assets as of December 31, 2000. At or prior to Closing, Seller shall disclose any additions to its fixed assets during December, 2000.

                  (iv)     Seller's organization chart.

                  (v) Seller's revised forecast for the period ended June 30, 2001, by customer, including actual sales through December 31, 2000.

15. Nature and Survival of Representations and Warranties The representations and warranties contained in and made pursuant to this Agreement shall survive the execution and delivery of this Agreement and all inspections, examinations, and audits made at any time by or on behalf of any of the parties for a period of one (1) year beyond Closing except for income tax representations, which shall survive for the period of the applicable tax statute of limitations, and except as to representations relating to title to assets in Section 12(l), which shall survive indefinitely.

16. Conditions Precedent to Obligations of Buyer. The obligations of Buyer to purchase the Purchased Assets and to otherwise perform hereunder shall be subject to the satisfaction, at or before the Closing, of the following further conditions (any one or more of which may be waived by Buyer) provided that Buyer shall have delivered written notice of the failure of a condition precedent specifying the reasons therefor to Seller, and Seller shall have had a reasonable opportunity, not to exceed 10 business days, to correct the reason for the failure of the condition:

         (a) Seller's representations and warranties contained in paragraph 12 shall be true and correct as of the Closing date.

         (b) The Seller shall have, or caused to be performed and observed all covenants, agreements and conditions to be performed by Seller at or before the Closing.

         (c) Buyer shall have entered a Lease for the premises occupied by Seller in the form and substance attached hereto as Exhibit C. The Lease shall be for an initial term of six (6) months for 15,000 square feet of rental space at the gross ("all in") rent amount of $6.11 per square foot per lease year.

         (d) Seller and Buyer shall have executed a Transition Agreement substantially in the form and substance attached hereto as Exhibit D.

         (e) Seller shall not have sustained any material loss or interference with the business from any civil disturbance, fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or dispute with suppliers or customers or from any court or governmental action, order or decree.

         (f) No action, suit or proceeding shall be pending or threatened against Seller, by or before any court or other governmental body, with respect to the transaction contemplated by this agreement.

         (g) On or before Closing, Seller shall have terminated all of the Business Employees.

         (h) Consummation of this Purchase Agreement is subject to the results of Buyer's due diligence review (to be concluded prior to the Closing) being reasonably satisfactory to it in its sole discretion, receipt by Buyer and Seller of all necessary director, shareholder and third party approvals, including bank approvals allowing release of liens, if any, on the Purchased Assets, and no material adverse change prior to Closing in the Purchased Assets or the business prospects or financial condition of the business.

17.      Indemnification.

         (a) Seller hereby undertakes and agrees to indemnify and hold Buyer harmless from and against any liability, claims, causes of action, damages, judgments, penalties, loss, reasonable attorneys' fees, interest or other cost or expense of whatever kind or nature incurred or sustained by Buyer at any time before or after the Closing with respect to or by reason of:
                  (i) any inaccurate representation made by Seller in or under this Agreement; (ii) breach of any of the warranties made by the Seller in or under this Agreement; (iii) breach or default in the performance by the Seller of any of the covenants to be performed by it hereunder; (iv) any debts, liabilities, or obligations of Seller, whether accrued, absolute, contingent, or otherwise, due or to become due; and (v) any incident or transaction occurring prior to the Possession Date involving or arising out of Seller's business operation or the Purchased Assets except as may be attributable to acts or omissions of Buyer and except as the result of Buyer's performance or nonperformance under any contract or liability assumed by Buyer pursuant to this Agreement.

         (b) Buyer hereby undertakes and agrees to indemnify and hold Seller harmless from and against any liability, claims, causes of action, damages, judgments, penalties, loss, reasonable attorneys' fees, interest or other cost or expense of whatever kind or nature incurred or sustained by Seller at any time before or after the Closing with respect to or by reason of:
                  (i) any inaccurate representation made by Buyer in or under this Agreement; (ii) breach of any of the warranties made by the Buyer in or under this Agreement; (iii) breach or default in the performance by the Buyer of any of the covenants to be performed by it hereunder; (iv) any debts, liabilities, or obligations of Buyer, whether accrued, absolute, contingent, or otherwise, due or to become due; and (v) any incident or transaction occurring after the Possession Date involving or arising out of Buyer's business operation or the Purchased Assets except as may be attributable to acts or omissions of Seller.

18. Conditions Precedent of Obligations of Seller. The obligations of Seller to sell the Purchased Assets and to otherwise perform hereunder shall be subject to the satisfaction, at or before the Closing, of the following further conditions (any one or more of which may be waived by Seller) provided that Seller shall have delivered written notice of the failure of a condition precedent specifying the reasons therefor to Buyer, and Buyer shall have had a reasonable opportunity, not to exceed 10 business days, to correct the reason for the failure of the condition.):

         (a) Seller and Buyer shall have executed a lease agreement substantially in the form and substance attached hereto as Exhibit C.

         (b) Seller and Buyer shall have executed a transition agreement substantially in the form and substance attached hereto as Exhibit D.

         (c) Buyer's representations and warranties contained in paragraph 13 shall be true and correct as of the Closing date.

         (d) No action, suit or proceeding shall have been instituted or threatened against Buyer before any court or governmental body with respect to the transaction contemplated by the agreement.

         (e) The Buyer has performed all covenants and agreements required to be performed by the Buyer at or before closing.

19. Risk of Loss.

         (a) Seller assumes all risk of destruction, loss, or damage due to fire or other casualty up to the Possession Date. Upon said destruction, loss or damage due to fire or other casualty of a substantial portion of the Purchased Assets, the Buyer shall have the option to terminate this Agreement and all rights of the Buyer and Seller shall terminate.

         (b) Buyer shall notify Seller within ten (10) days after receiving written notice of said destruction, loss, or damage due to fire or other casualty of its decision to terminate this Agreement. If the Buyer does not timely notify Seller of the termination, this Agreement shall remain in full force and effect, provided, however, the Purchase Price shall be adjusted at the Closing to reflect such destruction, loss, or damage, and if Buyer and Seller are unable to agree upon the amount of such adjustment, the dispute shall be determined by an independent appraiser selected by the parties and such determination shall be binding upon both Buyer and Seller herein. In the event Seller utilizes insurance proceeds to replace damaged property with property of like quality and value, Buyer shall complete the Closing with no adjustment to the purchase price for the loss.

         (c) Seller shall be solely liable for any third party personal injury or property damage claims based on any actions or activities arising in connection with the operation of the business up to the Possession Date.

20. Demands and Actions. Buyer agrees that upon receipt by it of notice of any demand, claim, action, or proceeding, judicial or otherwise, with respect to any matter as to which Seller has agreed to indemnify Buyer under the provisions of this Agreement, Buyer will give prompt notice thereof in writing to Seller, together in each instance, with a statement of such information respecting such demand, claim, action, or proceeding as Buyer shall then have. Seller reserves the right to contest and defend by all appropriate legal or other proceedings any demand, claim, action or proceeding with respect to which it or its stockholders have been called upon to indemnify Buyer under the provisions of this Agreement, provided, however, that:

         (a) Notice of the intention to so contest shall be delivered to Buyer within ten (10) calendar days from the date of receipt by Seller of notice of the assertion of such demand, claim, action, or proceedings;

         (b) Seller shall pay all costs and expenses of such contest, including all attorney's and accountants' fees and the cost of any bond required by law to be posted in connection with such contest; and

         (c) Such contest shall be conducted by reputable attorneys employed by Seller at Seller's sole cost and expense, but Buyer shall have the rights to participate in such proceedings and to be represented by attorneys of its own choosing, at its own cost and expense.

If after such opportunity, Seller does not elect to participate, or does not participate, in any such proceedings, Seller and its stockholders shall be bound by the result obtained by Buyer, including without limitation any out-of-court settlement or compromise. If Seller elects to contest any demand, claim, action, or proceedings, neither it nor its stockholders shall be obligated to make any payments to Buyer with respect thereto until the legal remedies available to Seller or Buyer, as the case may be, with respect to such demand, claim, action, or proceedings shall have been exhausted. If requested by Seller, Buyer agrees to cooperate with Seller in contesting any demand, or claim which Seller elects to contest or, if appropriate, in the making of any counterclaim or demand against the person asserting such demand, or claim or any cross-complaint against any person; but Seller will reimburse Buyer for any expenses incurred by Buyer in so cooperating with Seller. If such counterclaim or cross-complaint results in receipt by Buyer of amounts in excess of the amount which is subject to any such demand or claim, such excess shall first be applied to the payment of the reasonable costs and expenses of Seller incurred in connection with such contest, counter claim, or cross-complaint and the balance shall be retained by Buyer.

21. Broker Compensation. Seller represents that Thomas McMullen ("Broker") is the broker acting in connection with this transaction and represents Seller pursuant to a separate written agreement. Seller further represents that Broker's entire compensation shall be paid by Seller, and that no other broker has in any way been involved in this transaction. Seller agrees to hold the Buyer harmless from any person or entity claiming a commission, finders fee, or other compensation related to this transaction as a result of actions by Seller. Buyer agrees to hold Seller harmless from any person or entity claiming a commission, finders fee, or other compensation related to this transaction as a result of actions by Buyer.

22. Termination. This Agreement and the transactions contemplated hereby may be terminated at any time before Closing (a) by mutual consent of Seller and Buyer;
(b) by Buyer, if there has been any material misrepresentation in this Agreement by Seller, or any material breach by Seller or any of Seller's warranties or covenants set forth herein; or (c) by Seller, if there has been any material misrepresentation in this Agreement by Buyer, or a material breach by Buyer or any of the warranties or covenants of Buyer set forth herein. If Buyer refuses to close the transaction contemplated by this Agreement for any reason other than due to a material breach of this Agreement by Seller, Buyer shall pay to Seller a break-up fee of $50,000.

23. Arbitration. Except as otherwise expressly provided in this Agreement, any dispute or claim arising under or with respect to this Agreement will be resolved by arbitration in Minneapolis, Minnesota in accordance with the Rules of the American Arbitration Association before a panel of three (3) arbitrators, one appointed by the Seller, one appointed by Buyer, and the third appointed by the arbitrators selected by the parties. In any such arbitration, the prevailing party shall be entitled to collect from the losing party all of its costs and reasonable attorney fees. The decision or award of a majority of the arbitrators shall be final and binding upon the parties. Any arbitral award may be entered as a judgment in any court of competent jurisdiction.

24. Assignment. This Agreement shall not be assignable by Seller or Buyer without the consent of the other, except that Buyer may assign the agreement to a corporation or other entity in which it owns a controlling interest. No such assignment shall release Buyer from its obligations under this Agreement. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto and their successors, any rights or remedies under by reason of this Agreement.

25. Miscellaneous. Time is of the essence. It is the intention of the parties that the laws of Minnesota should govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties. Each of the parties shall bear all expenses incurred by them in connection with this Agreement and in the consummation of the transaction contemplated hereby and in preparation thereof. This Agreement may be amended or modified at any time and in all respects, and any provision may be waived by an instrument in writing executed by Buyer and Seller, or any of them in the case of a waiver. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of, and be enforceable by, Seller and Buyer and their successors and assigns. This Agreement and the attached exhibits constitute the entire agreement between the parties hereto, and there are no agreements, understandings, restrictions, warranties or representations between the parties other than those set forth herein or herein provided for.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and the year first above written.

NRI ELECTRONICS & CABLES, INC.        WATERS INSTRUMENTS, INC.
(Buyer)                               (Seller)

By:  /s/ Roger Toikka                 By:   /s/ Jerry Grabowski
         Roger Toikka, CEO                     Jerry Grabowski, CEO & President

                                  Exhibit List

              Document                                         Exhibit
              --------                                         -------
              Assignment and Assumption Contracts              A
              Bill of Sale                                     B
              Lease Agreement                                  C
              Transition Agreement                             D
              Customer List                                    E
              Fixed Assets                                     F